MILK BOTTLE CARDS INC.
                     127 East 18th Avenue
                 Vancouver, BC, Canada V5V 1E4
                   Telephone: (604) 733-6195

June 22, 2005


Gregory S. Belliston, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-09
Washington, D.C. 20549


RE:  Milk Bottle Cards Inc.
     Form SB-2/A-2
     File Number 333-124304

Dear Mr. Belliston:

In response to your telephone conversation with our legal counsel, Michael M. Kessler, last week, I herewith respectfully submit an amended registration statement, providing our updated and current financial information and statements.

In addition, attached is our request for acceleration letter pursuant to Rule 461.

Please contact me if you have any further questions or comments.

We very much appreciate your assistance with the review of our registration statement.

Sincerely,

/s/ Nicole Milkovich
President & CEO


NM:

Enclosures